UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

ClearBridge MLP & Midstream Total Return Fund Inc

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

18469Q207

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 703,883
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 703,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 703,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.05%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 7,001,744 shares of common stock outstanding as of 5/31/22, as disclosed in the company's N-CSRS filed 7/28/22

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 703,883
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 703,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 703,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.05%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 7,001,744 shares of common stock outstanding as of 5/31/22, as disclosed in the company's N-CSRS filed 7/28/22

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 703,883
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 703,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 703,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.05%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 7,001,744 shares of common stock outstanding as of 5/31/22, as disclosed in the company's N-CSRS filed 7/28/22

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the SEC on 9/26/22; with respect to the common shares of ClearBridge MLP & Midstream Total Return Fund Inc. This Amendment No. 1 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On October 24, 2022, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital, submitted to the Issuer a notice informing the Issuer of its intention to nominate two independent director candidates, Paul Kazarian and Pierre Weinstein, for election to the Board at the Issuer's 2023 annual meeting of stockholders.

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2022

SABA CAPITAL MANAGEMENT, L.P.

By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC

By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN

By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823